MAIL STOP 4-6

December 27, 2004

Re:	Assure Data, Inc.
	Registration Statement on Form SB-2
	Filed on December 16, 2004
      File No. 333-121347

Dear Mr. Lisle,

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	As long as it remains in is current form, we will not
recommend
acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission.   We
suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Accounting Comments
1. Please revise to include a signed Independent Auditors Report.
2. Please file a currently dated consent of the independent
accountant pursuant to Item 601(b)(23) of Regulation S-B and Item
102
of Regulation S-T.

Closing

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Please contact Jeffrey Werbitt at (202) 942-1957 with any questions. If you need further assistance, please contact the undersigned at (202) 942-1818 or Barbara C. Jacobs, Assistant
Director of the Office of Computers and Online Services, at (202)
942-1800.

						Sincerely,



						Mark P. Shuman
						Branch Chief-Legal
						Office of Computers and Online
Services

















??

??

??

??

Assure Data, Inc.
Form SB-2
December 27, 2004
Page 1 of 2